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Black-owned
QUAS Brewpub

A Creole Brewpub Development

3380 W 183rd Street
Hazel Crest, IL 60429
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Early Investor Bonus: The investment multiple is increased to 2.1× for the next $10,000 invested.
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THE PITCH
QUAS Brewpub is seeking investment to build-out a restaurant space into a brewpub featuring Creole food and 7 craft brew styles.
Renovating LocationExpanding LocationGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Create and build a place to go where the "cooks" and "servers" provide and present you with a Creole meal and drink in all its important and minute details. It was not enough that the table was set and we ate well on Sundays. During the week, the before or after –school or –work meal was taken at home. Let us touch your senses. Hear, see, smell, feel, and taste the hospitality, fun, aromas, body, and flavors of delicious appetizing Creole fare.

Spending many a days in the American – Cajun – Creole – Southern food fixin' kitchens of Madears and Pops bungalow.
Homebrewing and drinking good beers and mead.
Cooking and eating good Creole food varieties, especially seafood, chicken, turkey, green or vegetable gumbo.
With Madear's brood of children, and more often than not, several of our friends, our neighbors from the church or parish, there were sometimes twenty or more in and out of Madear's kitchen.
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NAMING

QUAS, what a name?!

The abbreviated- and nick- name of the fictional character, Quasimodo - a protagonist - an advocate or champion of a particular cause or idea.
A variant of the word KVASS, which loosely defined stands for beer.
Differentiated from all using Planet Benson 2 font/lettering and set on a glass bell tower mural.
In use by the company since October 2018.
We have a yearning for people to experience and live a great life.
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LOCATION

3380 W 183rd Street, Hazel Crest, IL 60429 – is a Grenoble Square Mall outlet, on the highly visible northeast corner of the 4-way, 4-lane stoplight intersection of Brentwood Drive and 183rd Street. QUAS Brewpub is poised to enter the market of brewpubs with community and public support, an excellent location, and a well-grounded business model. We will fill a gap in the local Brewpub scene that currently lacks any local competition. In addition, the family and friends QUAS, owner of the location, and community have expressed their excitement at having a Brewpub in the business community, which will equate to increased traffic and business as a whole. There is currently no immediate competition from other breweries, with the closest being 10 miles away, and we are all part of a brewers network. Hazel Crest 183rd Street corridor is a busy and moderate area, and QUAS has a location that is well-trafficked, easily accessible, and ample parking. May Madears' and Pops' favor be upon us.

The building, built in the early 1970s functioned over the years as full service Denny's, Wag's, or American Pancake House franchised restaurant until it was abandoned in 2004. The property has been 100% vacant and unused since - suffering from functional obsolescence and neglect.

Excellent Brewpub economic development opportunity within the Village of Hazel Crest Illinois, 183rd Street tax increment financing district.

Grenoble Square is between two well populated residential communities: – the "Chateaux/Versailles" area between 179th and 183rd Streets and west of Kedzie Avenue – and – the "Dynasty Lakes" and "Village West" area south of 183rd Street between Crawford Avenue and Kedzie Avenue.

QUAS will update and build-out to an approximate 6,000 sq ft pub attraction including a brew house, cellar, taproom, kitchen, and 237 seat – full service dining room.

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OUR MISSION

Bring together community and culture by providing a world-class neighborhood experience for people.

Our people and culture are the foundation. The culture we have is atop the cultures that the craft beer industry shares: exhausting in the details, uncompromising in the quality, and unpretentious enough to not care if our shirts are untucked.

Building place where people come together to share good conversation, Creole cooking, and craft libations is something we want and love to do!

Operating a profitable contemporary, rustic Speakeasy Club, with a Blues, Hip-Hop, House, Jazz and Sports atmosphere filled with people, fellowship, love, music, themed events, Creole food, and craft beverages.

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THE TEAM

Wardell Glass Jr

Founder, Managing Member, and Business Development Director

SUMMARY

Wardell Glass Jr. has earned experience leading accounting and financial operations as chief financial officer, controller, and director positively affecting clients and employers in Operations, Accounting, Financial Reporting, Auditing, Business Development, Grants, Sponsored Programs and Budgeting.

Commercially – focused financial executive poised in guiding organizations to greater use of resources and responsible growth and genuine results through comprehensive changes, ensuring value-added quality and profitability. A change-agent; acknowledged for balanced judgement, stability and capacity to steer consensus among core business disciplines with diverse agendas and visions.

 Leading change: Continual learning, creativity and innovation, external awareness, flexibility, resilience, service motivation, strategic thinking, and vision.

 Leading people: Conflict management, diversity, integrity/honesty, and team building.

 Results driven: Accountable, customer service, decisive, entrepreneurial, problem solver, technically credible.

Business acumen: ability to analyze and recommend solutions to complex business events and issues.

Coalition builder/communicator: Excellent interpersonal, oral and written communication, partnering and influencing skills.

RELEVANT QUALIFICATIONS AND SKILLS

Demonstrated proficiency organizing and planning accounting and financial operations as chief financial manager, controller, and director; and positively affecting the following functions: business development, contract administration, purchasing and procurement, accounting operations, financial statement preparation and analyses, audit planning and coordinating, business process change, forecasting, budgeting, in addition to grants and sponsored programs.

A June 1980 DePaul University, Chicago IL graduate with a baccalaureate degree in the science of commerce, concentrating in accountancy.

An Illinois Registered Certified Public Accountant.

Understands tax, ownership/business structures, generally accepted accounting standards and practices applied to emerging, closely held businesses.

Advanced Excel, Word, PowerPoint, and Information Technology experience.

Operates to accomplish business goals and plans, and to quickly analyze and recommend solutions to complex business events and issues.

Excellent people, verbal, and written communication skills.

Works effectively in a multi-cultural environment.

Since December 9 1983, a member of Alpha Phi Alpha Fraternity Inc., #4 Iceman, the QUAS.

His 40 year WORK HISTORY:

2012 to Present. The Salvation Army

2013 – Present. Accounting Manager at Metro Division, City Fund a $50M faith-based social service agency providing programs for: Family Assistance Services: Fatherhood in Action, NICOR "Sharing" Program, and Pathway of Hope; Adult Rehabilitation Services: Harbor Light and Pathway Forward; Emergency Lodging: Evangeline Booth Lodge; Human Trafficking and Sexual Exploitation: Anne's House - Promise and STOP-IT; Educational and Spritual Services: Wonderland Camp and Conference Center; Youth Services: Early Childhood Development and Wonderland Camp; Senior Services: Golden Diners Senior Nutrition Program. Accomplishments: leading a 7 member team to provide valuable reporting and analysis in general accounting and financial reporting, in addition to managing cash and reporting on cash receipts, accounts payable, payroll, and government-public agency contract and grants compliance. Monthly financial reporting to the Finance Committee of the Chicago Advisory Board. Participation and completion in annual audits conducted by TSA- THQ; external and government grant auditors; and the A-133 compliance report.

December 2012 to November 2013. Ray and Joan Kroc Corps Community Center - Chicago, offering programs, such as: Aquatics, Family Life & Education, Fine Arts, Fitness, Sports, Senior programs and more. Business Director leading accounting, and enterprise activities: events, food service, and concessions.

1999 to 2012.   Wardell Glass Jr., CPA, Accounting and Business Consultant providing contracted accounting, tax, and business consulting to contractors, post-secondary institutions, businesses and entrepreneurs. Key assignments are as follows:

1.   Contracted Chief Financial Officer – Controller for: Scott Interiors Inc, commercial flooring contractor, G&S Floor Covering Inc, commercial flooring contractor.

2.   Contracted Chief Financial Officer at Abraham Lincoln Centre, a $7 million social service agency providing programs for: Developmentally Disabled; Behavioral Social Rehab; and Childcare, Youth and Adults.

3.   Contracted Director of Accounting at Chicagoland Regional College Program, a $4 - $7 million education assistance program for several hundred part-time package handlers and part-time supervisors at UPS enrolled at Chicago State University, Governors State University, Prairie State College, Morton College, Olive-Harvey City College of Chicago, and Moraine Valley Community College.

4.   Contracted Interim Director of Property Control at Chicago State University, a state of Illinois agency of Higher Education with over $220M in fixed assets.

5.   Contracted Chief Financial Manager at Hometown Investments LLC, a $1 million bottled water importer and producer of meat snacks.

6.   Comptroller at Citizenship Education Fund, a $15 million non-profit organization with Chicago headquarters and branches in: New York, Washington DC, Atlanta, Detroit, Cleveland, Houston, Los Angeles, and Silicon Valley.

7.   Director of Finance at River North Sales and Service, a $30M privately held beverage sales and distribution company.

1989 to 1999 Hometown Distributing Company Inc., Controller - Administative Director

1985 to 1988 IC Industries Ltd, Internal Audit Supervisor

1983 to 1985 Barrow, Aldridge & Company, Small and Emerging Business Consulting and Audit

1980 to 1983 Deloitte, Haskins & Sells, Audit Department, Staff to Senior Accountant

Wardell Glass Jr enjoys: brewing and drinking good libations, and cooking and eating good food varieties, especially Creole cuisine. For the last five years, he has brewed libations and drank responsibly (but of course) with his family and friends. Before he knew it, his life (and small galley kitchen) overflowed with brewery and cooking supplies, and lots of libations and food for his family and friends. Family and friends enjoy the speakeasy atmosphere with his pull-up home gatherings. He believes that this piece of culture can and will become something bigger; bringing diverse humans together for good conversation, fellowship, great brews and familiar food varieties. He made a personal investment to bring that culture to the community in an economic development opportunity to incubate a brewpub creating jobs and revitalizing the surrounding neighborhoods. Just like the speakeasies he has hosted at home; the spaces and products of his endeavors are being dedicated to family and friends, community, diversity, pairing familiar Creole food varieties with great crafted beverages.

As the QUAS LLC Business Development Director, Wardell, together with the Development Team, is responsible for developing and launching the QUAS BREWPUB operations in Hazel Crest, IL. As well, he presides over Member-Managers' meetings; directs day-to-day operations, and maintains the necessary limited liability company records.

Wardell Glass III

Member and Technology Director

Charles Westbrook

Member and Property Maintenance Director

Jonathan E Glass

Member and Retail Sales/Packaged Goods Logistics Director

Elgin Michel

Member

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THE SPACE

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build-out $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$8,232,352	$9,055,587	$9,689,478	$10,173,951	$10,479,169
Cost of Goods Sold	$2,341,881	$2,576,069	$2,756,393	$2,894,212	$2,981,038
Gross Profit	$5,890,471	$6,479,518	$6,933,085	$7,279,739	$7,498,131

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$882,371	$904,430	$927,040	$950,216	$973,971
Salaries	$2,433,603	$2,676,963	$2,864,350	$3,007,567	$3,097,793
Insurance	$740,912	$759,434	$778,419	$797,879	$817,825
Equipment Lease	$250,000	$274,999	$294,248	$308,960	$318,228
Repairs & Maintenance	$187,500	$206,249	$220,686	$231,720	$238,671
Legal & Professional Fees	$75,000	$76,875	$78,796	$80,765	$82,784
Property taxes	$165,000	$181,499	$194,203	$203,913	$210,030
Common Area Maintenance	$75,000	$76,875	$78,796	$80,765	$82,784
Operating Profit	$1,081,085	$1,322,194	$1,496,547	$1,617,954	$1,676,045

This information is provided by QUAS Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends June 3rd, 2022

Summary of Terms

Legal Business Name QUAS LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2.1×

Investment Multiple 1.6×

Business's Revenue Share 5%-12.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None
Maturity Date January 1st, 2026
Financial Condition

QUAS LLC was established in October 2018 to substantially redevelop a commercial restaurant location and operate a QUAS Brewpub featuring a Creole style pre-fix and bar menu and homemade, crafted brews.   Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Despite COVID-19 pandemic delays, QUAS LLC has achieved the following milestones:

On November 25, 2019, we completed the purchase of a location in the Village of Hazel Crest, Illinois using QUAS LLC managing member capital contributions.

On April 15, 2020, we entered a $158K Economic Redevelopment Agreement to fund a portion of the site and building improvements from the Village of Hazel Crest 183rd Street Tax Increment Financing ("TIF") District.

On July 7, 2020, we obtained a permit for Interior Demolition substantially completed by September 2021.

To date, QUAS LLC incurred and paid property taxes totaling $138K, subject to its 2021 tax appeal and 2020 tax certificate of error, delayed by the Covid -19 pandemic, for tax years 2020 and forward.

On May 25, 2021, we obtained a $231K grant from the Small Business Administration, Restaurant Revitalization Fund to cover construction of a new, 4 – Season (outdoor) enclosure being attached to the existing structure and operating costs (i.e., property taxes) incurred to maintain the project as we recover from the COVID-19 pandemic.

On September 30, 2021, the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau granted permit to produce and package beer and wine at the location.

On October 8, 2021, Onyx Architectural Services completed the Brewpub plan for approval by the Village of Hazel Crest.

On February 25, 2022, the Village of Hazel Crest approved the Brewpub plan.

Historical financial performance is not necessarily predictive of future performance.

QUAS LLC forecasts the following QUAS Brewpub milestones:

Although we may require additional funds from alternate sources, we expect the entirety of QUAS Brewpub's fundraising will be made up of:

Personal funds paid in by QUAS LLC members.

Grant obtained from the Small Business Administration, Restaurant Revitalization Fund.

Capital raised through Mainvest.

Grant obtained from the Village of Hazel Crest 183rd Street Tax Increment Financing District.

Obtain a General Building Permit and engage contractors to build-out the QUAS Brewpub plan to bring architectural appeal and revitalize the part of Hazel Crest at 183rd Street and Grenoble by the end of September 2022.

Grand opening by the end of November 2022.

Obtain licenses and permits to operate a Brewpub to support brew house, fermentation cellar, kitchen, taproom, and dining room systems to deliver Creole cuisine and homemade crafted brews.

Hire 50 onsite employees to provide needed drink, food, and hospitality services in a first-class manner.

Generate significant foot traffic to host at least 450 patrons per week and be open 7 days per week.

Achieve $8M in annual revenues (or $154K per week) to start from food, taproom, and club/packaged sales.

Achieve $1M in annual net profit by the end of 2023.

Financial liquidity

QUAS LLC has a low liquidity position due to deploying much of its cash for QUAS Brewpub's planning, development, and property upkeep. We expect our liquidity position to be moderate upon raising capital on Mainvest, deploying the capital to build-out, and filing for TIF grant reimbursements to start-up QUAS Brewpub operations.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of QUAS LLC | QUAS Brewpub to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

QUAS LLC | QUAS Brewpub operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

QUAS Brewpub is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. QUAS LLC | QUAS Brewpub competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from QUAS LLC | QUAS Brewpub's core business or the inability to compete successfully with other competitors could negatively affect QUAS LLC | QUAS Brewpub's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in QUAS LLC | QUAS Brewpub's management or vote on and/or influence any managerial decisions regarding QUAS LLC | QUAS Brewpub. Furthermore, if the founders or other key personnel of QUAS LLC | QUAS Brewpub were to leave QUAS LLC | QUAS Brewpub or become unable to work, QUAS LLC | QUAS Brewpub (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which QUAS LLC | QUAS Brewpub and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, QUAS LLC | QUAS Brewpub is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

QUAS LLC | QUAS Brewpub might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If QUAS LLC | QUAS Brewpub is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt QUAS LLC | QUAS Brewpub

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect QUAS LLC | QUAS Brewpub's financial performance or ability to continue to operate. In the event QUAS LLC | QUAS Brewpub ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or

generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither QUAS LLC | QUAS Brewpub nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

QUAS LLC | QUAS Brewpub will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and QUAS LLC | QUAS Brewpub is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although QUAS LLC | QUAS Brewpub will carry some insurance, QUAS LLC | QUAS Brewpub may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, QUAS LLC | QUAS Brewpub could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect QUAS LLC | QUAS Brewpub's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of QUAS LLC | QUAS Brewpub's management will coincide: you both want QUAS LLC | QUAS Brewpub to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want QUAS LLC | QUAS Brewpub to act conservative to make sure they are best equipped to repay the Note obligations, while QUAS LLC | QUAS Brewpub might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If QUAS LLC | QUAS Brewpub needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with QUAS LLC | QUAS Brewpub or management), which is responsible for monitoring QUAS LLC | QUAS Brewpub's compliance with the law. QUAS LLC | QUAS Brewpub will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if QUAS LLC | QUAS Brewpub is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if QUAS LLC | QUAS Brewpub fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of QUAS LLC | QUAS Brewpub, and the revenue of QUAS LLC | QUAS Brewpub can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of QUAS LLC | QUAS Brewpub to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Changes in Economic Conditions Could Hurt QUAS Brewpub

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect QUAS Brewpub's financial performance or ability to continue to operate. In the event QUAS Brewpub ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by QUAS Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
QUAS Brewpub isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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